                                                                      Exhibit 19


                                                               INVESTOR CONTACT:
                                                        FREDERICK C.  FLYNN, JR.
                                                                    203/238-8847
                                                                 FFLYNN@CUNO.COM

MAY 21, 2003

FOR IMMEDIATE RELEASE

CUNO REPORTS RECORD SECOND QUARTER RESULTS

            -     Record second quarter Sales of $69.3 million (up 10%)

            -     Record second quarter diluted EPS of $0.37 (up 16%)

            -     Record second quarter Operating Margin of 13.9%

            -     Record second quarter Orders of $72.4 million



      Meriden, CT: CUNO Incorporated (Nasdaq:CUNO) today reported record second quarter results for the period ended April 30, 2003. Sales were $69.3 million, up 10% versus the same period in 2002 and up 5% in local currency. Net income for the second quarter increased by 16% to $6.3 million from $5.4 million reported in the same period in 2002. Diluted earnings per share for the period were a second quarter record $0.37, up 16% compared to $0.32 in the prior year period.

      Commenting on the Company's second quarter results, Mark G. Kachur, Chairman and Chief Executive Officer, said "Our record second quarter results reflect the strength and resilience of our business model, particularly considering the current business environment. We achieved double-digit sales growth in Healthcare and Fluid Processing and our Potable Water business performed well. In addition, our geographic diversity contributed to our strong results, as international sales increased by 23% (up 12% in local currency), led by strong growth in Europe and the Asia/Pacific region."
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      For the first six months of 2003, sales were a record $135.7 million, up
12% (up 8% in local currency), and net income was $11.7 million versus $9.9 million in the prior year first half. Strong sales in our international operations helped offset modest growth in North America. Diluted earnings per share were a record $0.69, up 17% from $0.59 in the first six months of 2002.

      Commenting on business conditions and the outlook for CUNO, Mr. Kachur added, "Our incoming orders were a second quarter record $72.4 million and our backlog remains strong. As a result, despite the likelihood of continued weak business conditions in the U.S. and Japan, we expect to achieve strong financial results in fiscal 2003, and remain comfortable with our previous EPS guidance in the $1.50-$1.56 range for the year."

      A conference call will be held Thursday, May 22 at 10:00 a.m. (EST) to review the Company's second quarter financial results and business outlook. The call-in number is 1-888-273-9885 for interested analysts and investors. Alternatively, visit us at www.cuno.com/investors to access the webcast of our conference call. Also, visit us at www.cuno.com for additional information about the Company.

CUNO is a world leader in the design, manufacture and marketing of a comprehensive line of filtration products for the separation, clarification and purification of liquids and gases. CUNO's products, which include proprietary depth filters and semi-permeable membrane filters, are used in the potable water, healthcare, and fluid processing markets.

      CUNO wants to provide shareowners and prospective investors with more meaningful and useful information and, therefore, this press release includes various comments regarding business conditions and the outlook for CUNO, which reflect currently available information. These forward-looking statements are subject to risks and uncertainties which could cause performance or actual results to differ materially from those expressed herein. Such risks and uncertainties include, among other things: volumes of shipments of CUNO's products; changes in product mix and product pricing; costs of raw materials; the rate of economic and industry growth in the U.S. and the other countries in which CUNO conducts business; economic and political conditions in the foreign countries in which CUNO conducts a substantial part of its operations and other risks associated with international operations including exchange rate fluctuations; CUNO's ability to protect its technology; continuing beneficial relationships with customers; proprietary products and manufacturing techniques; changes in technology; changes in legislative, regulatory or industrial requirements and risks generally associated with new product introductions and applications; and domestic and international competition in CUNO's global markets. CUNO assumes no obligation to update the information contained in this press release.

CUNO INCORPORATED
CONSOLIDATED STATEMENTS OF INCOME
(dollars in thousands, except share amounts)


                                                         THREE MONTHS ENDED                        SIX MONTHS ENDED
                                                              APRIL 30,                                APRIL 30,
                                                      2003                 2002                2003                 2002
                                                 ------------         ------------         ------------         ------------
Net sales                                        $     69,305         $     63,116         $    135,742         $    121,753
Less costs and expenses:
    Cost of products sold                              38,027               34,925               74,710               67,392
    Selling, general and administrative                18,238               16,150               36,027               32,038
    Research, development and engineering               3,372                3,696                7,042                7,121
                                                 ------------         ------------         ------------         ------------
                                                       59,637               54,771              117,779              106,551
                                                 ------------         ------------         ------------         ------------

Operating income                                        9,668                8,345               17,963               15,202

Nonoperating income (expense):
    Interest expense                                     (134)                (111)                (281)                (241)
    Interest and other income, net                         90                   27                  181                  198
                                                 ------------         ------------         ------------         ------------
                                                          (44)                 (84)                (100)                 (43)
                                                 ------------         ------------         ------------         ------------

Income before income taxes                              9,624                8,261               17,863               15,159

Income taxes                                            3,320                2,847                6,171                5,226

                                                 ------------         ------------         ------------         ------------
Net income                                       $      6,304         $      5,414         $     11,692         $      9,933
                                                 ============         ============         ============         ============


Basic earnings per common share                  $       0.38         $       0.33         $       0.70         $       0.61

Diluted earnings per common share                $       0.37         $       0.32         $       0.69         $       0.59

Basic shares outstanding                           16,638,881           16,480,817           16,601,152           16,415,606

Diluted shares outstanding                         17,014,779           16,962,435           16,956,848           16,852,399

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CUNO INCORPORATED
CONSOLIDATED CONDENSED BALANCE SHEETS
(dollars in thousands)

                                                                         APRIL 30,       OCTOBER 31,
                                                                           2003             2002
                                                                         ---------        ---------
ASSETS
Current assets
    Cash and cash equivalents                                            $  37,662        $  40,872
    Accounts receivable, net                                                55,880           50,862
    Inventories, net                                                        29,475           26,173
    Deferred income taxes                                                    8,051            7,998
    Prepaid expenses and other current assets                                5,595            4,233
                                                                         ---------        ---------
        Total current assets                                               136,663          130,138

Noncurrent assets
    Deferred income taxes                                                    1,528            1,482
    Intangible assets, net                                                  30,233           28,758
    Prepaid pension costs                                                    2,478             --
    Other noncurrent assets                                                  1,133            1,742
    Property, plant and equipment, net                                      79,156           74,759
                                                                         ---------        ---------
        Total assets                                                     $ 251,191        $ 236,879
                                                                         =========        =========
LIABILITIES AND STOCKHOLDERS' EQUITY

Current liabilities
    Current portion of long-term debt                                    $     663        $     714
    Bank loans                                                              11,478           16,374
    Accounts payable                                                        19,178           16,256
    Accrued payroll and related taxes                                       11,928           13,633
    Other accrued expenses                                                  11,020           10,093
    Accrued income taxes                                                     3,195              497
                                                                         ---------        ---------
        Total current liabilities                                           57,462           57,567

Noncurrent liabilities
    Long-term debt, less current portion                                       216            2,030
    Deferred income taxes                                                    5,702            5,924
    Retirement benefits                                                      5,568            8,945
                                                                         ---------        ---------
        Total noncurrent liabilities                                        11,486           16,899

STOCKHOLDERS' EQUITY
    Preferred Stock                                                             --               --
    Common Stock                                                                17               17
    Treasury Stock, at cost                                                    (57)             (57)
    Additional paid-in-capital                                              48,915           46,375
    Unearned compensation                                                     (616)            (551)
    Accumulated other comprehensive loss --
          Foreign currency translation adjustments                             207           (5,533)
          Minimum pension liability                                         (5,153)          (5,153)
          Change in fair value of derivative financial instruments             (85)              (8)
                                                                         ---------        ---------
                                                                            (5,031)         (10,694)
    Retained earnings                                                      139,015          127,323
                                                                         ---------        ---------
        Total stockholders' equity                                         182,243          162,413
                                                                         ---------        ---------
        Total liabilities and stockholders' equity                       $ 251,191        $ 236,879
                                                                         =========        =========